Exhibit 99.1

NEWS RELEASE
March 20th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 111.25 METERS OF 2.9 G/T AUEQ (1.78 G/T AU, 54.7 G/T AG)
ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the first results from the 2013 drill program on the Ixtaca Zone of the Company’s 100% owned Tuligtic project, Mexico. Drilling continues to show the potential of the Ixtaca Zone, and the high grade zones within it, to grow.

J.D. Poliquin, Chairman of Almaden commented, “Our 2013 exploration drilling program is underway. Today’s results from this program further show the potential of the overall Ixtaca vein system. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units.”

Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-248                                MAIN IXTACA ZONE, (AZIMUTH 070, DIP -40)
97.30 meters @ 0.44 g/t gold and 20.4 g/t silver (0.9 g/t gold equivalent)
Including                      38.4 meters @ 0.67 g/t gold and 43.1 g/t silver (1.5 g/t gold equivalent)
8.80 meters @ 1.37 g/t gold and 58.8 g/t silver (2.5 g/t gold equivalent)
2.30 meters @ 9.45 g/t gold and 85.3 g/t silver (11.2 g/t gold equivalent)

Hole TU-13-251                                NORTHEAST EXTENSION (AZIMUTH 070, DIP -80)
5.30 meters @ 0.75 g/t gold and 152.4 g/t silver (3.8 g/t gold equivalent)

Hole TU-13-253                                MAIN IXTACA ZONE, SECTION 11+000 E (AZIMUTH 330, DIP -40)
111.25 meters @ 1.78 g/t gold and 54.7 g/t silver (2.9 g/t gold equivalent)
Including                      10.40 meters @ 13.53 g/t gold and 141.4 g/t silver (16.4 g/t gold equivalent)
Includes 0.80 meters @ 167.00 g/t gold and 122.0 g/t silver (169.4 g/t gold equivalent)
And                      18.80 meters @ 1.52 g/t gold and 177.6 g/t silver (5.1 g/t gold equivalent)

The Company currently has three drills operating at the Tuligtic. Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-13-248	51.50	56.00	4.50	0.24	0.0	0.2	12
TU-13-248	77.50	174.80	97.30	0.44	20.4	0.9	43
including	91.00	129.40	38.40	0.67	43.1	1.5	76
including	95.50	106.07	10.57	0.82	55.8	1.9	97
including	109.00	112.50	3.50	1.65	158.3	4.8	241
TU-13-248	182.30	186.50	4.20	0.13	17.3	0.5	24
TU-13-248	197.90	206.70	8.80	1.37	58.8	2.5	127
TU-13-248	264.10	266.40	2.30	9.45	85.3	11.2	558
TU-13-248	280.00	289.00	9.00	0.14	13.6	0.4	21
TU-13-248	295.70	299.90	4.20	0.12	26.1	0.6	32
TU-13-248	394.10	396.70	2.60	0.20	9.0	0.4	19
TU-13-248	451.40	454.50	3.10	0.84	47.9	1.8	90
TU-13-248	459.00	463.10	4.10	0.53	16.1	0.9	43
TU-13-249	76.50	93.50	17.00	0.11	20.0	0.5	25
TU-13-249	107.00	136.50	29.50	0.22	26.9	0.8	38
including	108.90	114.60	5.70	0.55	84.6	2.2	112
including	108.90	110.10	1.20	1.89	110.0	4.1	204
TU-13-249	167.50	180.60	13.10	0.23	28.4	0.8	40
including	170.35	176.60	6.25	0.27	46.3	1.2	60
TU-13-249	207.00	210.00	3.00	0.04	22.4	0.5	24
TU-13-251	119.00	126.00	7.00	0.03	23.4	0.5	25
TU-13-251	140.15	160.00	19.85	0.28	47.9	1.2	62
including	140.65	145.95	5.30	0.75	152.4	3.8	190
including	140.65	143.20	2.55	0.70	213.9	5.0	249
TU-13-251	226.50	235.00	8.50	0.20	22.1	0.6	32
TU-13-253	48.16	159.41	111.25	1.78	54.7	2.9	144
including	102.20	112.60	10.40	13.53	141.4	16.4	818
including	102.20	106.00	3.80	36.33	287.0	42.1	2103
including	102.20	103.00	0.80	167.00	122.0	169.4	8472
including	133.00	151.80	18.80	1.52	177.6	5.1	253
including	136.00	142.60	6.60	1.52	289.4	7.3	365

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January 15th, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
CLAY ALTERED ASH
MAIN IXTACA ZONE
MAIN IXTACA ZONE
MAIN IXTACA ZONE
TU-13-253
TU-13-248
100
200
300
400
500
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-248	51.50	56.00	4.50	0.24	0.0	0.2
TU-13-248	77.50	174.80	97.30	0.44	20.4	0.9
including	91.00	129.40	38.40	0.67	43.1	1.5
including	95.50	106.07	10.57	0.82	55.8	1.9
including	109.00	112.50	3.50	1.65	158.3	4.8
TU-13-248	182.30	186.50	4.20	0.13	17.3	0.5
TU-13-248	197.90	206.70	8.80	1.37	58.8	2.5
TU-13-248	264.10	266.40	2.30	9.45	85.3	11.2
TU-13-248	280.00	289.00	9.00	0.14	13.6	0.4
TU-13-248	295.70	299.90	4.20	0.12	26.1	0.6
TU-13-248	394.10	396.70	2.60	0.20	9.0	0.4
TU-13-248	451.40	454.50	3.10	0.84	47.9	1.8
TU-13-248	459.00	463.10	4.10	0.53	16.1	0.9
TU-13-253	48.16	159.41	111.25	1.78	54.7	2.9
including	102.20	112.60	10.40	13.53	141.4	16.4
including	102.20	106.00	3.80	36.33	287.0	42.1
including	102.20	103.00	0.80	167.00	122.0	169.4
including	133.00	151.80	18.80	1.52	177.6	5.1
including	136.00	142.60	6.60	1.52	289.4	7.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section through holes TU-13-248 and TU-13-253
Looking 330 degrees (+/- 25m)

Scale: 1: 4000 | Date: 15-Mar-13

2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
IXTACA NORTH ZONE
IXTACA NORTH ZONE
TU-12-186
TU-13-251
TU-12-191
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-186	18.29	84.20	65.91	0.49	12.8	0.7
including	24.00	37.70	13.70	0.83	36.5	1.6
including	61.20	67.20	6.00	0.82	4.9	0.9
TU-12-191	15.24	102.00	86.76	0.31	22.6	0.8
including	70.40	84.40	14.00	0.16	48.5	1.1
including	93.90	97.00	3.10	0.25	117.0	2.6
TU-13-249	76.50	93.50	17.00	0.11	20.0	0.5
TU-13-249	107.00	136.50	29.50	0.22	26.9	0.8
including	108.90	114.60	5.70	0.55	84.6	2.2
including	108.90	110.10	1.20	1.89	110.0	4.1
TU-13-249	167.50	180.60	13.10	0.23	28.4	0.8
including	170.35	176.60	6.25	0.27	46.3	1.2
TU-13-249	207.00	210.00	3.00	0.04	22.4	0.5
TU-13-251	119.00	126.00	7.00	0.03	23.4	0.5
TU-13-251	140.15	160.00	19.85	0.28	47.9	1.2
including	140.65	145.95	5.30	0.75	152.4	3.8
including	140.65	143.20	2.55	0.70	213.9	5.0
TU-13-251	226.50	235.00	8.50	0.20	22.1	0.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section through holes TU-13-249 and TU-13-251
Looking 330 degrees (+/- 25m)

Scale 1: 4000 | Date: 15-Mar-13